Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Soju Ventures International, Inc.
1354 Manasota Beach Road, Suite 3
Englewood, FL 34223
https://sojuventures.com/

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Soju Ventures International, Inc.
Address: 1354 Manasota Beach Road, Suite 3, Englewood, FL 34223
State of Incorporation: FL
Date Incorporated: June 02, 2025

Terms:

Equity

Offering Minimum: $20,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Dedicated investors in Soju Ventures International, Inc. will receive 25% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares + access to a recorded CEO Q&A video.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares + Virtual CEO group session + exclusive preview of upcoming product pipeline

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares +Branded cocktail recipe card set + early access to future investor briefings

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares + Premium investor update + signed collectible Jun Ho bottles set.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares +Private CEO call + early access to all future briefings + signed collector's bottle + access to all previous perks

Mid-Campaign Perks:

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares + exclusive online cocktail-making class.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares + priority access to limited seasonal flavors.

Amount-Based Perks:

Tier 1 Perk: Invest $500+ and receive a 5% bonus shares + Digital collector's card featuring Jun Ho's brand story, artwork, and founder quote

Tier 2 Perk: Invest $1,000+ and receive a 7% bonus shares + Investor-Only Brand Strategy Deck. Receive a clean, visual digital presentation deck outlining Jun Ho's brand story, flavor strategy, and roadmap.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + exclusive first batch tasting opportunity for new flavors.

Tier 4 Perk: Invest $10,000+ and receive 12% bonus shares + Early Access to Investor Briefings + Premium Design Drop.

Tier 5 Perk: Invest $50,000+ and receive 15% bonus shares + personalized thank you video from our founders and premium investor acknowledgment on our website.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SoJu Ventures International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Soju Ventures International, Inc. (or the "Company") is a corporation that produces and distributes a portfolio of modernized soju products under multiple brand lines, including its flagship brand, Jun Ho. The Company's business model consists of a multi-brand, multi-format platform focused on delivering premium soju to U.S. and global consumers through a hybrid strategy of retail partnerships, on-premise channels, and direct-to-consumer sales. Its offerings include still, sparkling, and non-alcoholic soju in embossed glass and resealable 360° aluminum bottles, with alcohol content options of 13.8%, 8%, and 0%. Soju Ventures products are currently sold across the United States, including in over 285 Total Wine & More locations, with expansion plans through strategic partnerships such as RNDC for national distribution and an introductory meeting held with representatives from Walmart and Sam's Club. The portfolio also includes culturally and flavor-diverse brands such as Yeong, Dansim, and Jun Ho, each tailored to specific demographics and consumption occasions. By owning 100% of its brand IP, trademarks, formulations, and packaging designs, the Company maintains full control over its assets. Soju Ventures controls its supply chain, directing everything from sourcing and production to labeling and fulfillment, enabling cost efficiency.

Competitors and Industry

The global soju industry is valued at over $6 billion, with more than 3 billion bottles sold annually, making soju the world's best-selling spirit by volume. In the United States, the soju market is currently estimated at $600 million and is projected to surpass $1 billion by 2030. We believe Soju Ventures is positioned at the forefront of this emerging premium segment, leveraging evolving U.S. consumer preferences that favor flavor-forward, culturally rich, and moderation-oriented spirits.

In line with global wellness and low/no-alcohol trends, Soju Ventures is also pioneering one of the world's first non-alcoholic, soju-inspired beverages - bringing the flavor, ritual, and cultural appeal of soju to a broader audience, without the alcohol. This innovation supports the brand's mission to modernize the soju category while making it accessible to new generations of consumers.

The broader U.S. spirits market represents a $60 billion opportunity, with growing interest in ready-to-drink (RTD) beverages and alternative alcohol categories.

The Company faces competition from both legacy soju imports like Soonhari, which catalyzed U.S. category growth, and newer entrants adapting Asian spirits for Western markets. Additionally, hard seltzer brands such as White Claw have defined adjacent categories but are now plateauing. We believe Soju Ventures differentiates itself with a multi-brand strategy, superior flavor profiles, culturally aligned branding, and premium packaging designed to disrupt traditional retail shelves. Unlike competitors tied to single products or regional relevance, Soju Ventures offers scalable, culturally resonant, and omni-channel ready solutions with faster adoption potential.

Current Stage and Roadmap

The Company's products are currently on the market and generating sales across 285+ Total Wine & More stores and other retail channels -all achieved without any paid advertising. Soju Ventures believes it has validated its market fit, targeting high-margin performance, innovative packaging, and strong retail traction, aiming to position itself for national and international growth.

Looking ahead, the Company's roadmap includes plans to expand its distribution footprint through a potential partnership with RNDC, the second largest U.S. Distributor pending state regulatory approvals, to cover 39 U.S. states in 2025. Future initiatives also involve plans to launch new SKUs, including 700ml and 750ml bottle formats for export and on-premise venues, and growing the non-alcoholic and wellness segment. Continued brand development, increased retail placement, and global expansion are central to the Company's strategy. Preliminary discussions with major retailers and a platform built for viral and cultural engagement position Soju Ventures to lead the next wave in spirits innovation.

The Team

Officers and Directors

Name: John Berger Anderson

John Berger Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: June, 2025 - Present
  Responsibilities: Leads brand execution, product rollout, and go-to-market strategy. Has a key role in investor communications and managing the company's capital raise efforts on StartEngine. John spends approximately 30-35 hours per week working in this capacity.

Other business experience in the past three years:

- Employer: Good Spirits Distilling, LLC
  Title: International Sales Director
  Dates of Service: January, 2010 - Present
  Responsibilities: Leads brand development, packaging execution, and global supply chain management. Ensures GSD delivers commercially viable, design-led products with operational efficiency for both domestic and international markets. He spends approximately 10-15 hours per week working in this role.

Name: Harold Gert Lukas

Harold Gert Lukas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Board Member
  Dates of Service: June, 2025 - Present
  Responsibilities: As President of Soju Ventures, Harry provides strategic oversight and long-term vision, drawing on over 50 years of experience in the U.S. spirits industry. He oversees compliance, scalable production, and supply chain operations to support the company's growth.

Other business experience in the past three years:

- Employer: Good Spirits Distilling, LLC
  Title: President
  Dates of Service: January, 2018 - Present
  Responsibilities: As President of Good Spirits Distilling, he oversees all aspects of operations, production, and compliance. Leads strategic growth initiatives and ensures the company meets federal regulations while scaling its spirits portfolio.

Name: Matthew David Lambert

Matthew David Lambert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Board Member
  Dates of Service: June, 2025 - Present
  Responsibilities: Oversees all financial set up, monthly closing and reporting.

Other business experience in the past three years:

- Employer: Frost CFO Services
  Title: Chief Financial Officer
  Dates of Service: July, 2024 - Present
  Responsibilities: Oversees the financial set up, monthly close and reporting.

Other business experience in the past three years:

- Employer: The Baucom Group
  Title: Chief Financial Officer
  Dates of Service: September, 2018 - May, 2024
  Responsibilities: Oversee the financial set up, monthly close and reporting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can

adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products

than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
SoJu Ventures International, Inc. was formed on June 2, 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SoJu Ventures International, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the

right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer currently splits time between working for Soju Ventures International Inc. and another company
The CEO of Soju Ventures International Inc. (John Anderson) currently splits his time between managing and operating Soju Ventures International and his role as International Sales Director at Good Spirits Distilling, LLC. John devotes approximately 30–35 hours per week to Soju Ventures and 10–15 hours per week to Good Spirits Distilling. Although John intends to continue prioritizing Soju Ventures' growth and operations, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this

investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Customer preferences could be negatively impacted by health concerns about the consumption of our products.
Customer preferences could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and, in turn, could impair our brand equity and adversely affect our sales and operations.

Reliance on a single U.S. related-party contract manufacturer
A significant portion of our U.S. production and fulfillment is performed by Good Spirits Distilling LLC, a third-party co-packer that is owned by our President and director, Harold G. Lukas. Our dependence on this related party creates risks, including capacity constraints, pricing and terms that may not be as favorable as those with an unrelated vendor, potential conflicts of interest, and disruption risk if the relationship is modified or terminated. If GSD is unable or unwilling to meet our requirements, or if the relationship changes, our operations and results could be materially adversely affected.

Some of our products are still in the development phase and might never be commercialized
Developing new products can be a complex process that involves significant risks and uncertainties. It is possible that we may not be successful in developing and commercializing new products. It is possible that the failure to release new products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Harold G. Lukas	7,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 7,500,000 outstanding.

Voting Rights

Voting and Proxies. Except as otherwise provided by the Articles of Incorporation or law, shareholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation. Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the shareholder granting the proxy or by his attorney-in-fact. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Proxies shall be filed with the secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by one of them unless at or prior to exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,500,000
  Use of proceeds: Shares issued in exchange for ownership of affiliated intellectual property assets.
  Date: July 11, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company has been capitalized entirely through founder contributions to date. At present, we can continue operating for approximately six months without revenue, based on existing working capital. However, given that sales of Jun Ho Soju are already active through Total Wine & More and expanding through additional distributors, we do not anticipate a prolonged period without revenue.

Foreseeable major expenses based on projections:

The primary expenses will be production and bottling costs, dry goods (bottles, closures, labels, packaging), distribution and logistics, and brand-building initiatives (marketing, sales team support, trade promotions). General and administrative costs will remain modest compared to production and sales expenditures.

Future operational challenges:

Key operational challenges include scaling production to meet anticipated demand, managing supply chain lead times for custom packaging, and ensuring we maintain compliance with alcohol regulatory requirements across multiple states. Additionally, coordinating with distributors to secure shelf placement and on-premise activations will require sustained effort and investment.

Future challenges related to capital resources:

As we scale, we will require additional working capital to fund larger production runs, manage accounts receivable from distributors, and expand marketing activities. While founder capital has supported the business to date, raising external capital through this crowdfunding offering and other financing events will be critical to ensuring growth is not constrained by liquidity.

Future milestones and events:

Future milestones and events in the foreseeable future include:

Distribution Expansion: Growing from our initial footprint with Total Wine & More into additional national distributors, including RNDC and other major players, will drive significant revenue growth.

Product Expansion: Launching new SKUs such as carbonated Jun Ho Soju in 355ml bottles and 750ml premium glass bottles will increase consumer reach and sales volume.

Capital Raise: Completion of this Regulation Crowdfunding offering will provide growth capital to fund inventory, marketing, and expansion.

Performance Benchmarks: The Company's goal is to achieve 100,000+ cases in annualized sales within the next 24 months, which it views as a key growth benchmark.

Strategic Partnerships: Securing on-premise placements with national restaurant groups or cruise lines would materially impact revenues and brand visibility.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2025, the Company has capital resources available in the form of approximately $500 in cash on hand. In addition, approximately $250,000 has been provided entirely through founder capital contributions, which are currently being used to support the bottling and production of Jun Ho Soju through the Company's licensing and manufacturing agreement with Good Spirits Distilling. The Company does not have any outstanding lines of credit, shareholder loans, or third-party equity investments at this time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Regulation Crowdfunding campaign are an important part of our overall financial strategy but are not solely critical to the continuation of our operations. To date, the Company has been funded entirely through founder capital contributions, which have supported initial production, bottling, and brand development activities. While additional capital from this campaign will help accelerate growth, increase inventory, and expand distribution, the Company does have other capital resources available beyond the funds raised through this offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not strictly necessary to the viability of the Company, but they are important for achieving our growth objectives. The Company has been funded to date through founder capital contributions, which have supported product development and initial production. If the crowdfunding campaign raises its maximum funding goal of $1.235 million, approximately 95% or more of the Company's available capital will be made up of funds raised from this offering.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate being able to operate for approximately 2.5 to 3 months.

This estimate is based on a lean monthly burn rate of approximately $6,500, covering essential operating costs, including:

Warehousing and compliance fees: ~$2,000/month

Basic logistics and sample shipments: ~$1,500/month

Core administrative, accounting, and legal expenses: ~$2,000/month

Marketing tools and digital infrastructure: ~$1,000/month

These funds will allow the Company to maintain baseline operations, support early-stage retail and distributor relationships, and continue momentum while preparing for the broader deployment of capital from larger funding rounds.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,235,000, we anticipate being able to operate for approximately two to three years, based on a projected monthly burn rate of $150,000 to $200,000.

After deducting StartEngine's 7.5% platform fee, the Company expects to have approximately $1,142,375 in net proceeds available. These funds are expected to be allocated as follows:

Inventory & raw materials: (41%)

Marketing & brand activation: (26%)

Working capital: (17%)

Bottling line investment: (16%)

Product and non-alcoholic development: (5%)

Administrative, legal, and platform fees: (2%)

These estimates are based on current assumptions and may change depending on operational needs, fundraising performance, and market conditions. Allocations are based on net funds after platform fees.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not secured any additional sources of capital beyond this Regulation Crowdfunding campaign and founder capital contributions. However, the Company may consider additional capital raises in the future, including private placements, equity financing, or credit facilities, depending on operational needs and growth opportunities.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Good Spirits Distilling, LLC
  Names of 20% owners: Harold G. Lukas
  Relationship to Company: Officer, Director, and 20%+ Owner
  Nature / amount of interest in the transaction: Founder capital contributions of approximately $250,000 of founder contributions were paid to GSD for production and packaging services under the co-packing agreement (related-party vendor). The Company has not entered into any loans or guarantees with its officers, directors, or affiliated entities beyond these arrangements.
  Material Terms: The Company is party to a manufacturing & co-packing agreement with Good Spirits Distilling, LLC ("GSD"), a federally licensed distillery located in Olathe, Kansas. GSD is owned and controlled by Harold G. Lukas (managed by others), who also serves as President and a director of Soju Ventures International, Inc. Prior to the Company's incorporation, GSD produced and fulfilled soju products associated with the brand; revenues from those sales were recognized by GSD. In connection with the formation of Soju Ventures International, Inc., Mr. Lukas assigned/contributed all related trademarks, formulations, and packaging IP to the Company's wholly owned subsidiary, Soju Ventures IP LLC.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital
  92.5%
  These funds will be used to cover short-term operating expenses, including compliance, warehousing, sample shipments, and administrative support necessary to maintain operations during the campaign period.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory
  35.0%
  Used for procurement of bulk spirits, packaging materials, and contract manufacturing of alcoholic and non-alcoholic SKUs to support national rollout and fulfillment.

- Marketing
  22.0%
  Dedicated to digital and retail marketing, influencer campaigns, event sponsorships, sampling programs, and brand awareness to accelerate consumer acquisition.

- Working Capital
  15.0%
  Covers payroll, logistics, compliance, accounting, and other recurring operational expenses during scaling.

- Bottling Line Investment
  14.0%
  Capital investment into expanding bottling and packaging capacity through our production partner to support multi-format SKUs and higher output.

- Product Development (Alcoholic & Non-Alcoholic)
  5.0%
  Supports continued R&D, new SKU formulation, and packaging innovation, particularly in the fast-growing non-alcoholic segment.

- Administrative, Legal, and Misc. Costs.
  1.5%
  Reserved for administrative overhead, legal support, insurance, and related operational expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sojuventures.com/ (https://sojuventures.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soju-ventures

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Soju Ventures International, Inc.

[See attached]

Soju Ventures International Inc.
(the “Company”)
a Florida Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

As of Inception - July 31, 2025

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Soju Ventures International Inc. Management

We have reviewed the accompanying financial statements of Soju Ventures International Inc. (the Company) which comprise the balance sheets as of inception through July 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
Historically, the Company operated under a predecessor entity, Soju Ventures IP LLC, as a product brand. As part of a strategic reorganization to facilitate growth and attract investment, Soju Ventures International LLC was formed as the operating company.

RNB Capital LLC

Tamarac, FL
August 23, 2025

SOJU VENTURES INTERNATIONAL INC.
BALANCE SHEET

		As of Inception to July 31, 2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	500
Accounts Receivable		81,840
Total Current Assets		82,340
Non-Current Assets:		
Intellectual Property	$	5,000,000
Total Non-Current Assets		5,000,000
TOTAL ASSETS	$	5,082,340
EQUITY		
Common Stock	$	-
Additional Paid-In Capital		5,000,500
Accumulated Earnings		81,840
TOTAL EQUITY	$	5,082,340
TOTAL LIABILITIES AND EQUITY	$	5,082,340

See Accompanying Notes to these Unaudited Financial Statements

SOJU VENTURES INTERNATIONAL INC.
STATEMENT OF OPERATIONS

		As of Inception to July 31, 2025
Sales Revenue	$	81,840
Cost of Revenue		-
Gross Profit	$	81,840
Operating Expenses	$	-
Total Operating Expenses		**-**
Total Loss from Operations	$	**81,840**
Other Income (Expense)	$	-
Total Other Income (Expense)		**-**
Net Income (Loss)	**$**	**81,840**

See Accompanying Notes to these Unaudited Financial Statements

SOJU VENTURES INTERNATIONAL INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				
	# of Shares	$ Amount	APIC	Retained Earnings	Total Shareholders' Equity
Beginning balance at 5/5/2025	-	-	-	-	-
Issuance of Common Stock	7,500,000	-	5,000,500	-	5,000,500
Net income (loss)	-	-	-	81,840	81,840
Ending balance at July 31, 2025	7,500,000	-	5,000,500	81,840	5,082,340

See Accompanying Notes to these Unaudited Financial Statements

SOJU VENTURES INTERNATIONAL INC.
STATEMENT OF CASH FLOWS

		As of Inception to July 31, 2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	81,840
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		(81,840)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(81,840)
Net Cash provided by (used in) Operating Activities	$	-
INVESTING ACTIVITIES	$	-
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES	$	-
Net Cash provided by (used in) Financing Activities	$	-
Cash at the beginning of period		500
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	500

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Soju Ventures International Inc. (“SVI” or “the Company”) was incorporated in the State of Florida on June 2, 2025. The Company develops and markets premium soju-based alcoholic beverages, offering both traditional still soju and innovative carbonated fruit-flavored varieties in recyclable glass and aluminum bottles.
The Company generates revenue primarily through wholesale distribution to national retailers across the United States, with documented placements secured under SVI and additional opportunities for geographic and SKU expansion. Revenues are recognized directly by SVI. The Company engages Good Spirits Distilling LLC (“GSD”), a related party due to ownership by Harold G. Lukas, as its contract manufacturing partner for production and billing support. GSD functions solely as a vendor, providing bottling, filling, labeling, and packaging services. GSD does not own or commercialize SVI’s intellectual property, nor does it sell products on its own account. SVI, through its operating subsidiary, recognizes all revenue from product sales. For disclosure purposes, GSD is treated as an independent company.

SVI operates as the parent of two wholly owned subsidiaries:

- Soju Ventures IP LLC – organized on July 18, 2025, to hold trademarks and other intellectual property contributed by entities previously controlled by Harold G. Lukas. In connection with its organization, the membership interests were exchanged for shares of SVI.

- Soju Ventures Operating Company LLC - responsible for product commercialization, contracting with third-party manufacturers, co-packers, and distributors, and bearing all costs associated with production, packaging, logistics, marketing, and sales.

The Company purchases and controls its own packaging components, including recyclable glass bottles, aluminum bottles, and closures. Production is carried out using dedicated high-speed bottling equipment installed at its contract manufacturing partner’s facility. While this equipment is currently owned by GSD, SVI intends to purchase and own such equipment as part of its long-term scaling strategy.
SVI incorporates a highly integrated supply chain approach, covering packaging design, materials sourcing, production oversight, and distribution management, to ensure efficiency, sustainability, and consistency across its operations. The Company controls the design, sourcing, and specifications of its packaging and closures, and manages production requirements with its partners to ensure scalable, consistent output.

Soju Ventures is structured as a multi-brand platform. Its flagship brands - Jun Ho Soju, Gan Chu Soju, and Uju Yong Soju - are already in market, with additional brands, including Dansim and Yeong, currently under development to target the evolving tastes of Gen Y and Gen Z consumers. This approach positions SVI as a brand incubator with scalable infrastructure.

The Company’s operating expenses include production, packaging, logistics, sales, administrative, accounting, legal, and intellectual property maintenance costs. Certain organizational and legal expenses incurred prior to the formation of SVI were paid directly by shareholders or related parties.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities.

Historically, the Company operated under a predecessor entity, Soju Ventures IP LLC, as a product brand. As part of a strategic reorganization to facilitate growth and attract investment, Soju Ventures International LLC was formed as the operating company.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of July 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $500 in cash and cash equivalents as of July 31, 2025.

Accounts Receivable

The Company serves as the operating entity and engages Good Spirits Distilling LLC, a related party, to manufacture, bottle, fill, label, package, and prepare soju-based beverages for shipment. Good Spirits Distilling LLC is responsible for all production activities and related expenses, while the Company earns revenue based on a percentage of sales. Payments are typically collected within forty-five days from the date of manufacture and upon receipt of goods under ex-works terms, under which the seller makes the goods available at their premises and the buyer assumes all costs and risks of transport and delivery. As of inception - July 31,2025, the accounts receivable amounts to $81,840.

Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions. The Company does not deem an allowance necessary as of this period.

Intellectual Property

The Company follows the guidance of Accounting Standards Codification (ASC) 350, Intangibles—Goodwill and Other, in accounting for the intellectual property, which consists of patents related to its various Soju products. The costs associated with the acquisition of these patents are capitalized and amortized on a straight-line basis over their estimated useful life, which has been determined to be 15 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary business activity is granting Good Spirits Distilling LLC, a related party, access to its trademark for use in the manufacture and sale of soju-based beverages. Good Spirits Distilling LLC is responsible for all aspects of production, including manufacturing, bottling, filling, labeling, packaging, and preparing products for shipment, and bears all related expenses. The Company does not participate in manufacturing, sales, or distribution activities beyond licensing its trademark. The Company's performance obligation is satisfied by providing trademark rights, which enable Good Spirits Distilling LLC to produce and sell branded soju products.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on June 2, 2025 and had no operations, taxable income, or filing requirements during the period ended July 31, 2025. As such, the Company was not required yet to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On June 1, 2025, Soju Ventures International Inc. engaged Good Spirits Distilling LLC to provide bottling and packaging services for alcoholic and/or non-alcoholic soju beverages bearing the Licensed Marks (the "Products") under a separate Manufacturing Agreement. Under this agreement, Good Spirits Distilling LLC is responsible for manufacturing, bottling, filling, labeling, packaging, and preparing the Products for shipment according to the Company's specifications.

As of inception to July 31, 2025, there were no payments made and no amounts payable to Good Spirits Distilling LLC. The agreement was executed under standard commercial terms, and all transactions were conducted at arm's length.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have outstanding liabilities and debt as of inception - July 31, 2025.

NOTE 6 – EQUITY

The Company has authorized 30,000,000 of common shares with no par value. 7,500,000 shares were issued and outstanding as of July 31, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 23, 2025, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through August 23, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Premium Soju for the Next Generation

We're building the next great spirits company - powered by a multi-brand soju portfolio tailored for today's consumers. Our flagship brand, Jun Ho Soju, is already sold in over 285 Total Wine & More stores nationwide.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SOJU
VENTURES

REASONS TO INVEST

1. Purpose-Built to Replace Seltzer

Consumers want better flavor, cultural depth, and authenticity. Jun Ho offers bold, fruit-forward soju in still, sparkling, and non-alcoholic formats.

2. Industry Veterans at the Helm

Led by spirits and retail veterans with decades of experience scaling consumer brands and building national retail distribution systems.

3. National Retail Traction, Global Potential

Already sold in 285+ Total Wine & More stores with confirmed 2025 rollout via RNDC across 39 states—designed for scale and long-term growth.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

TEAM



Harold Gert Lukas • President, Board Member

50+ years in spirits and retail. Former owner of one of the largest independent liquor chains in the U.S.

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John Berger Anderson • Chief Executive Officer, Board Member

Expert in go-to-market execution and vertically integrated supply systems. Spearheaded multiple successful soju brand launches.

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Matthew David Lambert • Chief Financial Officer

Specialist in financial strategy and high-growth consumer brands. Manages scaling, investor reporting, and profitability.

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THE PITCH


JUN HO
준호
블랙베리 진저
BLACKBERRY GINGER
리치
LYCHEE
복숭아
PEACH
파인애플
PINEAPPLE
8% ALC./VOL

Soju Ventures International is bringing modern soju to the forefront of the $60B+ U.S. spirits market. Our flagship brand, **Jun Ho**, delivers bold, fruit-forward flavors in still, sparkling, and non-alcoholic formats - crafted for the TikTok generation and built for mass retail.

Backed by a multi-brand portfolio and premium, resealable packaging, Soju Ventures is reshaping how culturally relevant spirits are consumed. **Jun Ho is already sold in over 285 Total Wine & More stores.** A confirmed **39-state distribution rollout via RNDC** positions us to scale rapidly across the U.S. and beyond.


준호
NA
리치
LYCHEE

THE PROBLEM & OUR SOLUTION

Hard seltzer’s rise has shown that consumers want lighter, more flavorful alcohol options - but its novelty has worn off. Today’s drinkers crave products with deeper cultural relevance, better taste, and visual appeal. Soju - the world’s most-consumed spirit by volume, with over 3 billion bottles sold annually - has yet to be modernized for the U.S. market. Soju Ventures fills this gap with Jun Ho: a premium, design-led soju brand built for Gen Z and Millennial tastes. With fruit-forward flavor profiles, sleek glass and aluminum packaging, and still, sparkling, and non-alcoholic formats, Jun Ho is designed to transform casual interest into repeat purchase across both retail and on-premise. Our resealable bottles, shelf-optimized multipacks, and social-first branding deliver a versatile, elevated drinking experience - purpose-built for the next generation of consumers.


준호



THE MARKET & OUR TRACTION

The global soju market is valued at over $6 billion, with the U.S. segment projected to surpass $1 billion by 2030. Soju is now a rapidly growing spirit category in major U.S. chains, driven by Gen Z, K-culture, and wellness-forward trends. Jun Ho, Soju Ventures' flagship brand, is currently sold in 285+ Total Wine & More stores, reaching over 1.5 million monthly in-store shoppers.*

**The estimate of 1.5 million monthly in-store shoppers is based on Total Wine & More's reported annual traffic of approximately 18.5 million shoppers across ~285 stores, averaged on a monthly basis.*

A confirmed **39-state national rollout via RNDC in 2025** will expand retail and on-premise availability. In parallel, an introductory meeting was held with representatives of **Walmart and Sam's Club** to further broaden potentential distribution. We believe this traction supports product-market fit and sets the stage for potential scalable national growth.


A PORTFOLIO BUILT TO LEAD
THE SOJU CATEGORY
Jun Ho Soju is just the beginning. As the halo brand of Soju Ventures, it sets the standard for premium, design-led innovation in the category. But our vision extends beyond a single label. We are building a multi-brand portfolio to serve distinct audiences, formats, and channels across the alcoholic and non-alcoholic spectrum.
JUN HO 준호
JUN HO SOJU
"Crafted with Korean heritage and reimagined for today's global consumer, Jun Ho is a premium soju brand that blends tradition with innovation."
YEONG 영
YEONG SOJU
"A dynamic, easy-drinking brand rooted in Korean heritage, built for volume across bars and shelves, and captivating to Gen Y and Gen Z."
DANSIM 단심 SOJU
DANSIM SOJU
"A floral and wellness-oriented line focused on mindful, low-ABV and NA consumers."


Total Wine
JUN HO 준호
8% ALC./VOL

WHY INVEST

Soju Ventures combines retail traction, premium packaging, and a culturally resonant spirit to build a scalable platform for today's generation of consumers. Backed by real market momentum, our growing portfolio is designed for long-term growth across multiple formats and channels.

ABOUT

HEADQUARTERS
1354 Manasota Beach Road, Suite 3
Englewood, FL 34223

WEBSITE
View Site

We're building the next great spirits company - powered by a multi-brand soju portfolio tailored for today's consumers. Our flagship brand, Jun Ho Soju, is already sold in over 285 Total Wine & More stores nationwide.

TERMS

Soju Ventures International

Overview

PRICE PER SHARE
$2

VALUATION
$15M

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
10,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Dedicated investors in Soju Ventures International, Inc. will receive 25% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares + access to a recorded CEO Q&A video.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares + Virtual CEO group session + exclusive preview of upcoming product pipeline

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares +Branded cocktail recipe card set + early access to future investor briefings

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares + Premium investor update + signed collectible Jun Ho bottles set.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares +Private CEO call + early access to all future briefings + signed collector's bottle + access to all previous perks

Mid-Campaign Perks:

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares + exclusive online cocktail-making class.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares + priority access to limited seasonal flavors.

Amount-Based Perks:

Tier 1 Perk: Invest $500+ and receive a 5% bonus shares + Digital collector's card featuring Jun Ho's brand story, artwork, and founder quote

Tier 2 Perk: Invest $1,000+ and receive a 7% bonus shares + Investor-Only Brand Strategy Deck. Receive a clean, visual digital presentation deck outlining Jun Ho's brand story, flavor strategy, and roadmap.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + exclusive first batch tasting opportunity for new flavors.

Tier 4 Perk: Invest $10,000+ and receive 12% bonus shares + Early Access to Investor Briefings + Premium Design Drop.

Tier 5 Perk: Invest $50,000+ and receive 15% bonus shares + personalized thank you video from our founders and premium investor acknowledgment on our website.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

SoJu Ventures International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

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FAQS

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At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm John Anderson, chief executive officer of Soju Ventures International.

Consumer tastes can shift quickly; soju is gaining momentum with U.S. drinkers. There's a global spirit lighting up the world. Soju, the bestselling spirit on the planet. Known for its smooth taste, lower alcohol content, and unbeatable versatility, White Claw changed the game, blending flavor, convenience, and culture. But we think that wave is fading, and people want more. More flavor, more authenticity, more versatility. That's where Soju Ventures comes in. We've re-imagined Soju for today's generation. Bold fusion flavors, wellness friendly formulas, and premium plastic-free packaging. Our drinks are smooth, balanced, and never overly sweet. With sparkling 8% and still 13.8% formats, we deliver bold taste without compromise. Think litechi, blackberry, ginger, pineapple, peach. They're delicious and aligned with the low sugar, feel-good trends consumers love.

This Q4, we're planning to launch our first non-alcoholic line so everyone can experience the boldness of Soju, no matter their drinking choice. Our packaging, sleek glass, resealable aluminum, 100% plastic free. And our eight-pack samplers are flying off shelves in club and high traffic formats.

People try it and they come back for more. Junho is just the beginning. We've built a multibrand platform tailored for Gen Z, wellness lovers, and modern mixologists. Here's our strategic edge. Our beverages are crafted without traditional distilled spirits, allowing access to wine licensed retailers, convenience outlets, and venues where hard liquor is restricted. We're already in over 285 total wine and more stores nationwide. We control our supply chain, directing production, packaging, and logistics.

And we own 100% of our IP, trademarks, formulations, and brand assets. We're targeting 52% gross margins and projecting over $22 million in annual revenue by 2027 with continued growth potential beyond that based on current velocity and category trends. This isn't a trend play. It's a strategic investment in a scalable beverage platform. At Soju Ventures, we believe we're building the next category defining brand in lowABV and wellness forward beverages. The only question is, will you be part of it? Join us. Invest in Soju Ventures today on Start Engine.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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Information Regarding Length of Time of Offering

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<u>Minimum and Maximum Investment Amounts</u>

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